UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                                                 SEC FILE NUMBER
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                                   FORM 12b-25
                                                                  CUSIP NUMBER
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                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10D    |_| Form N-SAR |_| Form N-CSR

                 For Period Ended: September 30, 2005
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-K
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
                 For Period Ended:______________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Wherify Wireless, Inc.
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Full Name of Registrant


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Former Name if Applicable

2000 Bridge Parkway, Suite 201
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Address of Principal Executive Office (Street and Number)

Redwood Shores, CA  94065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     |X|    (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-KSB could not be provided within the prescribed time period without unreasonable effort or expense.

(Attach extra Sheets if Needed)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John Davis      (650)           551-5277
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        (Name)     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

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(3)   It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Wherify Wireless, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11/15/05                                By /s/ John Davis
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

Part IV

(3) It is anticipated that the following material changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the 10-QSB for the period ending September 30, 2005:

Merger

On July 21, 2005, Wherify Wireless (formerly IQ Biometrix, Inc.) merged with Wherify California, Inc. ("Wherify California"). Pursuant to the terms of the Agreement and Plan of Merger, Wherify issued 41,893,797 shares of common stock in exchange for all of the outstanding common and preferred shares of Wherify California. As a result of the merger, Wherify Wireless expects that it will be able to accelerate the sales cycle of new product offerings it is in the process of developing and marketing to government agencies.

For accounting purposes, the merger has been treated as reverse acquisition of Wherify Wireless by Wherify California. Accordingly, the financial results presented for all periods prior to the merger date are those of Wherify California. As of the merger date, the financial statements include the combined operating results, assets and liabilities of Wherify Wireless and Wherify California. The former business operations of Wherify Wireless, consisting primarily of the sale of FACES software and related services to law enforcement agencies and the security industry, is not expected to constitute a significant part of the ongoing business of the combined company.

The aggregate purchase price of the business combination was $70,213,189, which was calculated by multiplying the total outstanding shares of Wherify Wireless (12,339,750) by the closing price on the date of the merger ($5.69).

The following table summarizes the estimated fair values of the assets that Wherify California acquired and the liabilities that it assumed from Wherify Wireless on the date of the acquisition.

Current Assets                             $1,131,654
Fixed Assets                                    1,968
Goodwill                                   67,530,022
Intangible Assets                           2,193,000
                                          -----------
Total Assets Acquired                     $70,856,644

Accounts Payable                             (383,266)
Accrued Expense                               (60,189)
Convertible Debt                             (200,000)
                                          -----------
Total Liabilities Assumed                    (643,455)

Net Assets Acquired                       $70,213,189

The intangible assets of $2,193,000 relates primarily to customer lists, which will be amortized on a straight-line basis over their estimated useful life of 3 years. None of the amount allocated to goodwill is expected to be deductible for tax purposes.

Assuming the merger occurred on July 1, 2005, the Company's pro-forma revenues and net income would not differ materially from the actual amounts reported in the Statement of Operations. The following table presents unaudited pro-forma information for the three months ended September 30, 2004, as if the merger had occurred on July 1, 2004:

                                  As Reported                  Pro-Forma

Revenues                         $          --              $     269,724

Net Loss                         $  (1,195,869)             $  (9,629,825)

Loss Per Share                   $        (.05)             $        (.14)


Goodwill Impairment

The Company periodically reviews its goodwill for impairment. If the fair market value of the goodwill is deemed to be less than the carrying value, the difference is recorded in the Statement of Operations as an expense.

With the assistance of a third party, the Company concluded that the implied fair market value of the goodwill was $3,222,000 as of September 30, 2005. Therefore, an impairment of $64,308,022 million was recorded during the quarter. When estimating the fair market value, we used an income approach that was based on pro-forma financial projections for fiscal years 2006 thorough 2008, discounted at a rate of 29.2%. The calculation of the projections and the discount rate includes numerous assumptions made by management. If actual results of operations are worse than projected or our market outlook changes, we could have additional impairments of goodwill and identified intangible assets in future periods, which, in turn, could have a material adverse effect on our results of operations.